QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.1

PRESS RELEASE
MI DEVELOPMENTS REPORTS THIRD QUARTER RESULTS

November 5, 2003, Aurora, Ontario, Canada.....MI Developments Inc. (TSX: MIM.A, MIM.B; NYSE: MIM) ("MID" or the "Company") today announced its results for the three and nine months ended September 30, 2003. All figures in this release are in U.S. dollars unless otherwise noted.

FINANCIAL HIGHLIGHTS:

	FOR THE THREE MONTHS ENDED SEPTEMBER 30,
	PRO FORMA(1)		ACTUAL
	2003	2002	2003	2002

	(Unaudited) (in thousands of U.S. dollars, except per share amounts)
Revenues:
Real Estate Business	$29,485	$22,524	$29,485	$23,021
Magna Entertainment Corp. ("MEC")	104,475	107,273	104,475	63,708

MID Consolidated	133,960	129,797	133,960	86,729

Operating income(2):
Real Estate Business	18,608	13,274	15,362	7,953
MEC	(25,467)	(21,534)	(25,467)	(16,479)

MID Consolidated	(6,859)	(8,260)	(10,105)	(8,526)

Net income:
Real Estate Business	13,445	10,091	10,930	4,956
MEC(3)	(9,556)	(9,859)	(9,556)	(5,715)

MID Consolidated	3,889	232	1,374	(759)

Basic and diluted earnings per share(4)	0.08	—	0.02	—

Funds from operations ("FFO")(5) (Real Estate Business only)	$22,043	$15,940
FFO per share	$0.46	$0.33

	FOR THE NINE MONTHS ENDED SEPTEMBER 30,
	PRO FORMA(1)		ACTUAL
	2003	2002	2003	2002

	(Unaudited) (in thousands of U.S. dollars, except per share amounts)
Revenues:
Real Estate Business	$85,387	$66,569	$85,211	$63,122
Magna Entertainment Corp. ("MEC")	570,186	590,903	562,857	433,934

MID Consolidated	655,573	657,472	648,068	497,056

Operating income(2):
Real Estate Business	54,932	40,470	30,595	27,621
MEC	(8,253)	12,114	(3,179)	14,900

MID Consolidated	46,679	52,584	27,416	42,521

Net income:
Real Estate Business	39,503	30,651	19,641	17,081
MEC(3)	(3,586)	(4,497)	(1,579)	(1,879)

MID Consolidated	35,917	26,154	18,062	15,202

Basic and diluted earnings per share(4)	0.75	0.54	0.02	—

FFO(5) (Real Estate Business only)	$64,683	$50,236
FFO per share	$1.34	$1.04

(1)
On August 19, 2003, the shareholders of Magna International Inc. ("Magna") approved a spin-off transaction to list MID as an independent company. The shares of the Company owned by Magna were distributed to Magna's shareholders of record as at the close of business on August 29, 2003. The pro forma financial results enhance the comparability of the Company's current and prior year's financial performance. Pro forma adjustments have been made to the historical results to reflect acquisitions, lease amendments, increases in corporate expenses, elimination of historical interest expense, and changes in legal structure (as explained in the notes to attached pro forma income statements), as though all of these events had occurred as of January 1, 2002. The pro forma consolidated financial results are not necessarily indicative of the results of operations that would have resulted had the relevant transactions taken place at the date referred to above.

(2)
Operating income, defined as earnings before minority interest in MEC, income taxes, gains or losses on disposal of real estate and dilution loss, does not have a standardized meaning under Canadian generally accepted accounting principles ("GAAP") and therefore is unlikely to be comparable to similar measures presented by other companies.

(3)
Net income for MEC is net of minority interest and dilution losses.

(4)
Earnings per share for actual results as per GAAP were calculated based on the net income for the period that the Company's shares were outstanding (August 29, 2003 to September 30, 2003).

(5)
The Company measures and presents FFO (as explained in note 3 to the attached pro forma income statements) for the Real Estate Business because it is a measure widely used by analysts and investors in evaluating the operating performance of real estate companies. However, FFO does not have a standardized meaning under GAAP and therefore it may not be comparable to similar measures presented by other companies.

"I am pleased with the continued growth in our financial performance in the third quarter, which we are reporting for the first time as a public company," said William Biggar, President and CEO of MID. "Shareholder interest and support for MID has been overwhelming since our spin-off from Magna on August 29, 2003. With our strong balance sheet and track record of growth alongside Magna, we are well positioned to continue to deliver growth and superior financial performance to our shareholders."

"I am also pleased to announce that Andrew Blair has joined us as Executive Vice-President and Chief Operating Officer," said Mr. Biggar. "Andrew, who previously held the same position with Trizec Hahn Development Corporation, has significant U.S. commercial real estate development experience. His expertise will be particularly valuable as we participate in the development of MEC's excess racetrack real estate holdings."

Real Estate Business — Financial Highlights

Pro forma Results

Due to the spin-off from Magna, the pro forma financial results enhance the comparability of the Company's current and prior year's financial performance. Pro forma adjustments have been made to the historical results to reflect acquisitions, lease amendments, increases in corporate expenses, elimination of historical interest expense, and changes in legal structure (as explained in the notes to the attached pro forma income statements), as though all of these events had occurred as of January 1, 2002.

For the third quarter ended September 30, 2003, pro forma revenues of the Real Estate Business increased by $7.0 million, or 30.9%, to $29.5 million. The pro forma revenue growth in the third quarter arises from development projects coming on stream since September 2002 which contributed $3.9 million, contractual rent increases which contributed $0.4 million and exchange rate movements which contributed $2.7 million due to the impact of the strengthening of the Canadian dollar and the Euro in relation to the US dollar.

On a pro forma basis, the Real Estate Business recorded $85.4 million in revenues for the nine-month period ended September 30, 2003, a year-over-year increase of 28.3%. For the nine months ended September 30, 2003, completed development projects contributed $10.8 million and contractual rent increases $0.6 million to revenues while exchange rate movements added $7.5 million to revenues.

Pro forma operating income for the three and nine-month periods ended September 30, 2003 was $18.6 million and $54.9 million respectively, an increase of 40.2% and 35.7% respectively.

For the three months ended September 30 2003, pro forma FFO was up 38.3% to $22.0 million, or $0.46 per share, up from $0.33 per share in the third quarter of 2002. Pro forma FFO was $64.7 million, or $1.34 per share for the nine months ended September 30, 2003 compared to $50.2 million, or $1.04 per share in the nine months ended September 30, 2002, an increase of 28.8%.

Actual Results

MID's Real Estate Business recorded increased revenues in the three and nine-month periods ended September 30, 2003, with revenues increasing to $29.5 million and $85.2 million, respectively, up 28.1% and 35.0% over the corresponding periods in 2002.

Operating income in the three and nine months ended September 30, 2003 was $15.4 million and $30.6 million, respectively, an increase of 93.2% and 10.7% over the corresponding periods in 2002.

Real Estate Business — Operating and Development Highlights

At September 30, 2003, the Real Estate Business had 24.4 million square feet of rentable space with annualized lease payments of $117.7 million.

Two expanded properties and one new development were brought on stream in the quarter, adding 203,000 square feet of rentable space. The annual rent for this space is approximately $1.8 million. In addition, contractual rent increases went into effect on properties covering 2.6 million square feet. The annualized effect of these rent increases is $1.2 million. During the third quarter, one property leased to a non-Magna tenant with 253,000 square feet of rentable space and annualized lease payments of $0.4 million was vacated and is listed for sale.

Real Estate Business — Development Outlook

At September 30, 2003, MID's construction group had four projects under development for the Magna Group: one in each of Canada, the United States, Germany and the Czech Republic. These developments include expansions to existing facilities and various infrastructure-related projects. The projects total approximately 235,000 square feet with anticipated costs to completion of approximately $18 million to $20 million. In addition to these properties under development, MID has an ongoing dialogue with Magna and its subsidiaries regarding their future real estate needs as their businesses grow.

Discussions are currently underway among MID, MEC, and prospective third-party developers regarding the development of MEC's excess racetrack lands at Gulfstream Park in Florida, and Santa Anita Park and Golden Gate Fields in California. No binding agreements have been entered into at this time.

Investment in Magna Entertainment ("MEC")

MEC is North America's number one owner and operator of horse racetracks, based on revenues, and one of the world's leading suppliers, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets. While MID has 96% of the total voting power of MEC's outstanding stock (59% equity stake) and consolidates MEC's results for accounting purposes, MEC has a separate management team and board of directors, and the two businesses operate independently.

For the three-month period ended September 30, 2003, MEC revenues were $104.5 million, up $40.8 million or 64.0% over the same period in 2002. MEC recorded $562.9 million in revenue for the nine months ended September 30, 2003, up $128.9 million or 29.7% from the nine months ended September 30, 2002.

In the quarter ended September 30, MEC's operating loss widened from $16.5 million in 2002 to $25.5 million in 2003. MEC's operating loss for the nine-month period to September 30, 2003 was $3.2 million as compared to a profit of $14.9 million for the comparable period in 2002. Results were adversely affected by lower attendance and decreased on-track wagering activity, increases in general and administrative expenses, and higher interest costs.

At September 30, 2003, the market value of MID's shareholding in MEC was $258.2 million, based on the closing price of $4.11 for MEC Class A Shares (NASDAQ: MECA) on that date.

Quarterly Conference Call

MI Developments Inc. will hold a conference call on Wednesday, November 5, 2003 at 10:30 a.m. Eastern time. North American callers should dial 1-800-404-8949. Overseas callers should use 416-641-6709. Please call in 10 minutes prior to the call's start time. The call will also be webcast at www.midevelopments.com. The conference call will be chaired by William J. Biggar, President and Chief Executive Officer and John D. Simonetti, Vice-President and Chief Financial Officer.

For teleconferencing questions, please call Susan Fitzgerald at 905-726-7106.

For anyone unable to listen to the scheduled call, the rebroadcast numbers will be 1-800-558-5253 for North American callers and 416-626-4100 for overseas callers. The reservation number for the rebroadcast is 21164361, and it will be available until Wednesday, November 19, 2003.

Forward-Looking Statements

The contents of this press release contain statements which constitute "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934. Forward-looking statements may include, among others, statements regarding the Company's future plans, costs, objectives or economic performance, or the assumptions underlying any of the foregoing. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Forward-looking statements are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company's control. Please refer to MID's prospectus dated August 18, 2003, for further discussion of these risks and uncertainties. MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements to reflect subsequent information, events or circumstances or otherwise.

Company Profile

MI Developments Inc. (TSX: MIM.A, MIM.B; NYSE:MIM) is a real estate operating company engaged in the ownership, development, management, leasing and acquisition of industrial and commercial real estate properties located in North America and Europe. Virtually all of its income-producing properties are under lease to Magna International Inc. and its subsidiaries. MI Developments also holds a controlling investment in Magna Entertainment Corp. (TSX: MEC.A; NASDAQ: MECA), North America's number one owner and operator of horse racetracks, based on revenues, and one of the world's leading suppliers, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets.

The Company's website address is www.midevelopments.com.

For more information, please contact:

William Biggar, President and Chief Executive Officer	(905) 726-7165
John Simonetti, Vice-President and Chief Financial Officer	(905) 726-7119

MI DEVELOPMENTS INC.

PRO FORMA CONSOLIDATED STATEMENT OF INCOME

(U.S. dollars in thousands, except per share figure)
(Unaudited)

		Pro forma adjustments							Represented by
For the nine-month period ended September 30, 2003	Consolidated	Real Estate Business		MEC		Other		Pro forma Consolidated	Real Estate Business	MEC	Other
		Note 2(a)		Note 2(b)		Note 2(c)
Revenues
Real Estate Business	$85,211	$176	(ii)	$		$		$85,387	$85,387	$—	$
Magna Entertainment Corp.	562,857			7,329	(i)			570,186	—	570,186

	648,068	176		7,329		—		655,573	85,387	570,186		—

Operating costs and expenses
Real Estate Business
General and administrative	6,046	864	(iv)					6,910	6,910	—
Depreciation and amortization	23,509	36	(ii)					23,545	23,545	—
Interest expense, net	25,061	(25,061)	(v)					—	—	—
Magna Entertainment Corp.
Purses, awards and other	277,728			2,226	(i)			279,954	—	279,954
Operating costs	206,427			2,603	(i)			209,030	—	209,030
General and administrative	48,490			1,445	(i), (ii)			49,935	—	49,935
Depreciation and amortization	23,157			124	(i)			23,281	—	23,281
Interest expense, net	10,234			6,005	(i), (ii)			16,239	—	16,239

Operating income — Real Estate Business	30,595	24,337		—		—		54,932	54,932	—		—
Operating loss — MEC	(3,179)	—		(5,074)		—		(8,253)	—	(8,253)		—

Operating income (loss)	27,416	24,337		(5,074)		—		46,679	54,932	(8,253)		—
Losses on disposal of real estate	(134)							(134)	(134)	—		—

Income (loss) before income taxes and minority interest	27,282	24,337		(5,074)		—		46,545	54,798	(8,253)		—
Income taxes	10,333	4,475	(vi)	(1,651)	(i), (ii)			13,157	15,295	(2,138)		—
Minority interest in MEC	(1,113)					(1,416)	(i)	(2,529)	—	—		(2,529)

Net income (loss)	$18,062	$19,862		$(3,423)		$1,416		$35,917	$39,503	$(6,115)		$2,529

Basic and diluted earnings per share								$0.75

MI DEVELOPMENTS INC.

PRO FORMA CONSOLIDATED STATEMENT OF INCOME

(U.S. dollars in thousands, except per share figure)
(Unaudited)

		Pro forma adjustments							Represented by
For the nine-month period ended September 30, 2002	Consolidated	Real Estate Business		MEC		Other		Pro forma Consolidated	Real Estate Business	MEC	Other
		Note 2(a)		Note 2(b)		Note 2(c)
Revenues
Real Estate Business
Rental revenue from operating leases	$36,731	$29,838	(i)-(iii)	$		$		$66,569	$66,569	$—	$—
Income from direct financing leases	26,391	(26,391)	(iii)					$—	$—	$—	$—

	63,122	3,447		—		—		66,569	66,569	—	—
Magna Entertainment Corp.	433,934			156,969	(i)			590,903	—	590,903	—

	497,056	3,447		156,969		—		657,472	66,569	590,903	—

Operating costs and expenses
Real Estate Business
General and administrative	4,687	1,059	(iv)					5,746	5,746	—	—
Depreciation and amortization	8,598	11,755	(i)-(iii)					20,353	20,353	—	—
Interest expense, net	22,216	(22,216)	(v)					—	—	—	—
Magna Entertainment Corp.
Purses, awards and other	230,100			67,729	(i)			297,829	—	297,829	—
Operating costs	143,224			53,303	(i)			196,527	—	196,527	—
General and administrative	29,333			14,745	(i), (ii)			44,078	—	44,078	—
Depreciation and amortization	16,684			5,307	(i)			21,991	—	21,991	—
Interest expense (income), net	(307)			18,671	(i), (ii)			18,364	—	18,364	—

Operating income — Real Estate Business	27,621	12,849		—		—		40,470	40,470	—	—
Operating income (loss) — MEC	14,900	—		(2,786)				12,114	—	12,114	—

Operating income (loss)	42,521	12,849		(2,786)		—		52,584	40,470	12,114	—
Gains on disposal of real estate	2,213							2,213	128	2,085	—
Dilution loss	(10,712)							(10,712)			(10,712)

Income (loss) before income taxes and minority interest	34,022	12,849		(2,786)		—		44,085	40,598	14,199	(10,712)

Income taxes	17,698	(721)	(vi)	361	(i), (ii)			17,338	9,947	7,391	—
Minority interest in MEC	1,122					(529)	(i)	593	—	—	593

Net income (loss)	$15,202	$13,570		$(3,147)		$529		$26,154	$30,651	$6,808	$(11,305)

Basic and diluted earnings per share								$0.54

MI DEVELOPMENTS INC.

PRO FORMA CONSOLIDATED STATEMENT OF INCOME

(U.S. dollars in thousands, except per share figure)
(Unaudited)

		Pro forma adjustments						Represented by
For the three-month period ended September 30, 2003	Consolidated	Real Estate Business		MEC	Other		Pro forma Consolidated	Real Estate Business	MEC	Other
		Note 2(a)		Note 2(b)	Note 2(c)
Revenues
Real Estate Business	$29,485	$		$	$		$29,485	$29,485	$—	$
Magna Entertainment Corp.	104,475						104,475	—	104,475		—

	133,960	—		—		—	133,960	29,485	104,475		—

Operating costs and expenses
Real Estate Business
General and administrative	2,438	285	(iv)				2,723	2,723	—
Depreciation and amortization	8,154						8,154	8,154	—
Interest expense, net	3,531	(3,531)	(v)				—	—	—
Magna Entertainment Corp.
Purses, awards and other	44,778						44,778	—	44,778
Operating costs	56,342						56,342	—	56,342
General and administrative	15,956						15,956	—	15,956
Depreciation and amortization	7,923						15,956	—	15,956
Interest expense, net	4,943						4,943	—	4,943

Operating income — Real Estate Business	15,362	3,246		—		—	18,608	18,608	—		—
Operating loss — MEC	(25,467)	—					(25,467)	—	(25,467)		—

Operating income (loss)	(10,105)	3,246		—		—	(6,859)	18,608	(25,467)		—
Losses on disposal of real estate	(155)						(155)	(155)	—

Income (loss) before income taxes and minority interest	(10,260)	3,246		—		—	(7,014)	18,453	(25,467)		—
Income taxes	(5,371)	731	(vi)				(4,640)	5,008	(9,648)
Minority interest in MEC	(6,263)						(6,263)	—	—		(6,263)

Net income (loss)	$1,374	$2,515		$—	$		$3,889	$13,445	$(15,819)		$6,263

Basic and diluted earnings per share							$0.08

MI DEVELOPMENTS INC.

PRO FORMA CONSOLIDATED STATEMENT OF INCOME

(U.S. dollars in thousands, except per share figure)
(Unaudited)

		Pro forma adjustments							Represented by
For the three-month period ended September 30, 2002	Consolidated	Real Estate Business		MEC		Other		Pro forma Consolidated	Real Estate Business	MEC	Other
		Note 2(a)		Note 2(b)		Note 2(c)
Revenues
Real Estate Business
Rental revenue from operating leases	$13,181	$9,343	(i)-(iii)	$		$		22,524	$22,524	$—	$—
Income from direct financing leases	9,840	(9,840)	(iii)					—	—	—	—

	23,021	(497)		—		—		22,524	22,524	—	—
Magna Entertainment Corp.	63,708			43,565	(i)			107,273	—	107,273	—

	86,729	(497)		43,565		—		129,797	22,524	107,273	—

Operating costs and expenses
Real Estate Business
General and administrative	1,743	353	(iv)					2,096	2,096	—	—
Depreciation and amortization	3,573	3,581	(i)-(iii)					7,154	7,154	—	—
Interest expense, net	9,752	(9,752)	(v)					—	—	—	—
Magna Entertainment Corp.
Purses, awards and other	25,740			19,704	(i)			45,444	—	45,444	—
Operating costs	41,016			15,338	(i)			56,354	—	56,354	—
General and administrative	8,138			6,007	(i), (ii)			14,145	—	14,145	—
Depreciation and amortization	5,414			1,569	(i)			6,983	—	6,983	—
Interest expense (income), net	(121)			6,002	(i), (ii)			5,881	—	5,881	—

Operating income — Real Estate Business	7,953	5,321		—		—		13,274	13,274	—	—
Operating loss — MEC	(16,479)	—		(5,055)				(21,534)	—	(21,534)	—

Operating income	(8,526)	5,321		(5,055)		—		(8,260)	13,274	(21,534)	—
Losses on disposal of real estate	(34)							(34)	—	(34)	—

Income (loss) before income taxes and minority interest	(8,560)	5,321		(5,055)		—		(8,294)	13,274	(21,568)
Income taxes	(3,774)	186	(vi)	380	(i), (ii)			(3,208)	3,183	(6,391)	—
Minority interest in MEC	(4,027)					(1,291)	(i)	(5,318)	—	—	(5,318)

Net income (loss)	$(759)	$5,135		$(5,435)		$1,291		$232	$10,091	$(15,177)	$5,318

Basic and diluted earnings per share								$0.00

MI DEVELOPMENTS INC.

CONSOLIDATED BALANCE SHEET BY SEGMENT

(U.S. dollars in thousands)
(Unaudited)

	Represented by
As at September 30, 2003	Consolidated	Real Estate Business	MEC	Other
ASSETS
Real estate properties, net	$1,930,585	$1,141,498	$789,087	$—
Other assets	389,979	—	389,979	—
Fixed assets, net	31,894	177	31,717	—
Cash and cash equivalents	161,398	27,593	133,805	—
Restricted cash	21,085	—	21,085	—
Accounts receivable	55,313	18,390	36,923	—
Deferred rent receivable	13,640	13,640	—	—
Prepaid expenses	13,265	188	13,077	—
Future tax assets	26,986	14,145	12,841	—

	$2,644,145	$1,215,631	$1,428,514	$—

LIABILITIES AND SHAREHOLDERS' EQUITY
Long-term debt	$180,054	$6,670	$173,384	$—
Note obligations	208,064	—	208,064	—
Bank indebtedness	4,696	—	4,696	—
Accounts payable and accrued liabilities	101,674	12,162	89,512	—
Deferred revenue	16,720	—	16,720	—
Income taxes payable	1,520	1,149	371	—
Future tax liabilities	206,287	28,722	177,565	—
Minority interest	318,715	—	—	318,715

	1,037,730	48,703	670,312	318,715

Shareholders' equity	1,606,415	1,166,928	758,202	(318,715)

	$2,644,145	$1,215,631	$1,428,514	$—

MI DEVELOPMENTS INC.

NOTES TO PRO FORMA CONSOLIDATED STATEMENTS OF INCOME

(all amounts in U.S. dollars and all tabular amounts in thousands unless otherwise noted)
(all amounts for the nine-month and three-month periods ended September 30, 2003 and 2002 are unaudited)

1.     BASIS OF PRESENTATION

        The unaudited pro forma consolidated statements of income of MI Developments Inc. (the "Company") have been prepared from the Company's unaudited consolidated statements of income for the three-month and nine-month periods ended September 30, 2003 and 2002. The pro forma consolidated statements of income have been prepared on the basis of the assumptions and adjustments described in note 2 below and should be read in conjunction with the historical audited combined financial statements as at and for the year ended December 31, 2002 ("Audited Combined Financial Statements") and unaudited interim consolidated financial statements as at and for the nine-month period ended September 30, 2003 and 2002 ("Unaudited Interim Consolidated Financial Statements") of the Company, including the related notes thereto.

        The pro forma consolidated statements of income have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). No pro forma balance sheet at September 30, 2003 was required, as all transactions and adjustments are reflected in the unaudited interim consolidated balance sheet at September 30, 2003.

        The pro forma consolidated statements of income are not necessarily indicative of the results of operations that would have resulted had the relevant transactions taken place at the respective dates referred to below.

2.     PRO FORMA CONSOLIDATED ASSUMPTIONS AND ADJUSTMENTS

        The unaudited pro forma consolidated statements of income have been presented assuming that Magna International Inc. ("Magna") completed the spin-off of the Company as a separate public company as of January 1, 2002, and give effect to the following items as of these respective dates:

(a)    The Real Estate Business

(i)    Eurostar and Donnelly facilities

        As described in note 7(a) to the Company's Audited Combined Financial Statements, in July 2002 and October 2002, the Company acquired land and buildings in connection with Magna's acquisition of Eurostar and Donnelly Corporation ("Donnelly"), respectively. The Company entered into new leasing arrangements for the Eurostar and Donnelly facilities effective July 11, 2002 and January 1, 2003, respectively. The pro forma consolidated income statements for the nine-month and three-month periods ended September 30, 2003 include no adjustments to revenue (nine-month and three-month periods ended September 30, 2002 — $5.7 million and $1.1 million, respectively) or depreciation expense (nine-month and three-month periods ended September 30, 2002 — $2.7 million and $0.9 million, respectively) related to these facilities.

(ii)    Tesma facility

        As described in note 23(a) to the Company's Audited Combined Financial Statements, on January 31, 2003, the Company purchased a property from Tesma International Inc. ("Tesma"), a public subsidiary of Magna, for cash consideration of $24.4 million and leased it back to Tesma under an operating lease. The pro forma consolidated income statement for the nine-month and three-month periods ended September 30, 2003 include adjustments to revenue of $0.2 million and nil, respectively (nine-month and three-month periods ended September 30, 2002 — $1.5 million and $0.5 million, respectively) and depreciation expense of $36,000 and nil, respectively (nine-month and three-month periods ended September 30, 2002 — $0.3 million and $0.1 million, respectively) related to this property.

(iii)    Lease amendments

        As more fully described in note 23(c) to the Company's Audited Combined Financial Statements, effective January 1, 2003, the Company amended the terms of certain leases with Magna. As a result of these amendments, the classification of certain leases changed from direct financing to operating. The pro forma consolidated income statement for the nine-month and three-month periods ended September 30, 2003 include no adjustments to rental revenue from operating leases (nine-month and three-month periods September 30, 2002 — $22.1 million and $7.5 million, respectively) or depreciation expense (nine-month and three-month periods September 30, 2002 — $8.7 million and $2.5 million, respectively) related to these lease amendments.

(iv)    General and administrative expenses

        General and administrative expenses have been adjusted to reflect incremental committed executive compensation costs.

(v)    Elimination of historical intercompany interest

        The adjustment to interest expense in the pro forma consolidated statements of income gives pro forma effect to the elimination of interest expense on historical advances from Magna since all intercompany advances were eliminated in the initial capitalization of the Company. As a result, the Company believes that its funds from operations will be sufficient to finance the Real Estate Business' operations and capital expenditure programs, and that MEC's current cash resources, cash flow from operations, and cash available under its credit facilities will be sufficient to continue to finance its own operations and capital expenditure programs. Additional acquisition and development activity in future periods will depend on the availability of suitable investment opportunities and related funding.

(vi)    Tax adjustments

        The pro forma consolidated statements of income reflect the tax effect on the foregoing Real Estate Business adjustments, where applicable, computed at assumed income tax rates as follows:

	Nine-month and three-month periods ended September 30,
	2003	2002
Canada	36.6%	38.6%
United States	38.0%	38.0%
Mexico	34.0%	35.0%
Austria	34.0%	34.0%
Germany	40.1%	38.5%
Spain	35.0%	35.0%

        In addition, in conjunction with the spin-off transactions, the legal structure of the Company was amended. The pro forma consolidated statements of income reflect the tax impact resulting from this reorganization as if it had been implemented January 1, 2002.

(b)    Magna Entertainment Corp.

(i)    Acquisitions

        The pro forma consolidated statements of income reflect the following acquisitions completed by MEC as if they were completed effective January 1, 2002.

  •
  As more fully described in note 7(a) to the Company's Audited Combined Financial Statements, in October 2002, MEC completed the acquisition of Lone Star Park at Grand Prairie and in November 2002, MEC acquired the Maryland Jockey Club ("MJC").

  •
  As more fully described in note 23(d) to the Company's Audited Combined Financial Statements and note 5 to the Unaudited Interim Consolidated Financial Statements, on April 16, 2003 the shares of Ontario Racing Inc., which acquired Flamboro Downs in Hamilton in October 2002, were transferred to MEC.

        No pro forma adjustments were required for the interim statement of income for the three months ended September 30, 2003, as the aforementioned acquisitions are all reflected for the full period in the unaudited interim consolidated statement of income for the three months ended September 30, 2003. The pro forma consolidated income statement for the nine-month period ended September 30, 2003 includes adjustments related to the Flamboro acquisition as follows:

For the nine-month period ended September 30, 2003
Magna Entertainment Corp.
Revenues	7,329
Purses, awards and other	2,226
Operating costs	2,603
General and administrative	1,129
Depreciation and amortization	124
Interest expense, net	616

Operating income	631
Income taxes	631

Net income	$—

        The pro forma consolidated income statements for the nine-month and three-month periods ended September 30, 2002 include adjustments related to the Lone Star Park, MJC and Flamboro acquisitions as follows:

	For the nine-month period ended September 30, 2002
	Lone Star	MJC	Flamboro	Total
Magna Entertainment Corp.
Revenues	$55,772	$84,633	$16,564	$156,969
Purses, awards and other	22,924	40,687	4,118	67,729
Operating costs	19,257	28,727	5,319	53,303
General and administrative	5,983	7,585	313	13,881
Depreciation and amortization	2,429	2,574	304	5,307
Interest expense, net	2,043	2,521	1,820	6,384

Operating income	3,136	2,539	4,690	10,365
Income taxes	1,253	917	1,813	3,983

Net income	$1,883	$1,622	$2,877	$6,382

	For the three-month period ended September 30, 2002
	Lone Star	MJC	Flamboro	Total
Magna Entertainment Corp.
Revenues	$15,773	$22,356	$5,436	$43,565
Purses, awards and other	6,609	11,722	1,373	19,704
Operating costs	4,930	8,505	1,903	15,338
General and administrative	3,042	2,555	122	5,719
Depreciation and amortization	803	664	102	1,569
Interest expense, net	673	851	615	2,139

Operating income (loss)	(284)	(1,941)	1,321	(904)
Income taxes	(114)	5	511	402

Net income (loss)	$(170)	$(1,946)	$810	$(1,306)

(ii)    Convertible subordinated notes

        As described in note 14 to the Company's Audited Combined Financial Statements, on December 2, 2002, MEC issued $75.0 million of 7.25% convertible subordinated notes. The pro forma consolidated statement of income reflects the MEC convertible subordinated notes as if they were issued effective January 1, 2002, including the tax effect on the foregoing adjustment at the assumed income tax rate of 40%.

        As described in note 11 to the Company's Unaudited Interim Consolidated Financial Statements, on June 2, 2003, MEC issued $150.0 million of 8.55% convertible subordinated notes. The pro forma consolidated statement of income reflects the MEC convertible subordinated notes as if they were issued effective January 1, 2002, including the tax effect on the foregoing adjustment at the assumed income tax rate of 40%.

        The pro forma consolidated income statement for the nine-month and three-month periods ended September 30, 2003 includes adjustments to general and administrative expenses of $0.3 million and nil, respectively (nine-month and three-month periods ended September 30, 2002 — $0.9 million and $0.3 million, respectively), interest expense of $5.4 million and nil, respectively (nine-month and three-month periods ended September 30, 2002 — $12.3 million and $3.9 million, respectively) and income tax benefit of $2.3 million and nil, respectively (nine-month and three-month periods ended September 30, 2002 — $3.6 million and nil, respectively), related to these convertible subordinated notes.

(c)    Other

(i)
The pro forma consolidated statements of income include a minority interest charge related to the MEC pro forma adjustments. Minority interest expense has been recorded at 41.4% for the nine-month and three-month periods ended September 30, 2003, and at 36.0% and 41.3% respectively for the nine-month and three-month periods ended September 30, 2002.

(ii)
The pro forma earnings per share are based on the assumption that 47,582,083 Class A Subordinate Voting Shares and 548,238 Class B Shares were issued and outstanding during the period.

3.     REAL ESTATE BUSINESS — PRO FORMA FUNDS FROM OPERATIONS

        The Company measures and presents funds from operations for the Real Estate Business because it is a measure that is widely used by analysts and investors in evaluating the operating performance of real estate companies. However, funds from operations does not have standardized meaning under Canadian generally accepted accounting principles and therefore is unlikely to be comparable to similar measures presented by other companies.

        The Real Estate Business' funds from operations is based on pro forma information prepared in accordance with Canadian generally accepted accounting principles as follows:

	For the nine months ended September 30,		For the three months ended September 30,
	2003	2002	2003	2002
Net income	$39,503	$30,651	$13,445	$10,091
Add back (deduct) non-cash items:
Depreciation and amortization	23,545	20,353	8,154	7,154
Future income taxes	3,905	1,978	926	(304)
Straight-line rent adjustment	(2,404)	(2,618)	(637)	(1,001)
Losses (gains) on disposal of real estate	134	(128)	155	—
Pro forma funds from operations	$64,683	$50,236	$22,043	$15,940

MI DEVELOPMENTS INC.

CONSOLIDATED FINANCIAL STATEMENTS

For the nine-month and three-month periods ended September 30, 2003 and 2002

CONSOLIDATED STATEMENTS OF INCOME

(U.S. dollars in thousands, except per share amounts)

		Nine months ended		Three months ended
	Note	September 30, 2003	September 30, 2002	September 30, 2003	September 30, 2002
		(unaudited)
Revenues
Real Estate Business
Rental revenue from operating leases	15	$85,211	$36,731	$29,485	$13,181
Income from direct financing leases	9, 15	—	26,391	—	9,840

		85,211	63,122	29,485	23,021
Magna Entertainment Corp.	15	562,857	433,934	104,475	63,708

		648,068	497,056	133,960	86,729

Operating costs and expenses
Real Estate Business
General and administrative		6,046	4,687	2,438	1,743
Depreciation and amortization		23,509	8,598	8,154	3,573
Interest expense, net	15	25,061	22,216	3,531	9,752
Magna Entertainment Corp.
Purses, awards and other		277,728	230,100	44,778	25,740
Operating costs		206,427	143,224	56,342	41,016
General and administrative		48,490	29,333	15,956	8,138
Depreciation and amortization		23,157	16,684	7,923	5,414
Interest expense (income), net		10,234	(307)	4,943	(121)

Operating income — Real Estate Business		30,595	27,621	15,362	7,953
Operating income (loss) — MEC		(3,179)	14,900	(25,467)	(16,479)

Operating income (loss)		27,416	42,521	(10,105)	(8,526)
Gains (losses) on disposal of real estate		(134)	2,213	(155)	(34)
Dilution loss	4	—	(10,712)	—	—

Income (loss) before income taxes and minority interest		27,282	34,022	(10,260)	(8,560)
Income taxes		10,333	17,698	(5,371)	(3,774)
Minority interest in MEC		(1,113)	1,122	(6,263)	(4,027)

Net income (loss)		$18,062	$15,202	$1,374	$(759)

Earnings per share	5
Basic and diluted		$0.02	—	$0.02	—

Average number of shares outstanding (in thousands)	5
Basic and diluted		48,130	—	48,130	—

See accompanying notes

MI DEVELOPMENTS INC.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS AND MAGNA'S NET INVESTMENT

(U.S. dollars in thousands)

		Nine months ended		Three months ended
	Note	September 30, 2003	September 30, 2002	September 30, 2003	September 30, 2002
		(unaudited)
Magna's net investment, beginning of period		$1,432,225	$1,171,080	$1,610,475	$1,255,261
Net income (loss)		18,062	15,202	1,374	(759)
Net (distribution to) contribution by Magna		(1,440,640)	139,726	(1,580,363)	80,182
Charge to net investment related to lease amendments	9	(5,494)	—	—	—
Change in currency translation adjustment		(3,235)	10,521	(30,568)	1,845

Retained earnings and Magna's net investment, end of period	5	$918	$1,336,529	$918	$1,336,529

See accompanying notes

MI DEVELOPMENTS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

		Nine months ended		Three months ended
	Note	September 30, 2003	September 30, 2002	September 30, 2003	September 30, 2002
	(unaudited)
OPERATING ACTIVITIES
Net income (loss)		$18,062	$15,202	$1,374	$(759)
Items not involving current cash flows	6	46,622	34,955	8,643	3,490

		64,684	50,157	10,017	2,731
Changes in non-cash balances	6	(19,059)	(14,118)	6,977	(16,792)

Cash provided by (used in) operating activities		45,625	36,039	16,994	(14,061)

INVESTMENT ACTIVITIES
Real Estate Business properties
Development and acquisition expenditures		(72,731)	(141,018)	(4,516)	(99,313)
Proceeds on disposal		1,535	434	493	—
Repayment of direct financing leases, net of finance income		—	665	—	240
Acquisitions of racetrack businesses, net of cash acquired		—	(594)	—	(594)
MEC property and fixed asset additions		(54,334)	(71,822)	(25,813)	(38,003)
MEC proceeds on disposal		—	9,109	—	2,284
Increase in other assets		(16,585)	(13,338)	(5,873)	(10,355)

Cash used in investment activities		(142,115)	(216,564)	(35,709)	(145,741)

FINANCING ACTIVITIES
Issues of debt		17,900	5,744	—	—
Repayment of debt		(14,934)	(9,776)	(6,566)	(1,014)
Increase (decrease) in bank indebtedness		(45,577)	(5,192)	3,429	(3,719)
Issue of subordinated notes by MEC	11	145,000	—	—	—
Issue of shares by MEC	4	173	142,393	—	29
Net (distribution to) contribution by Magna		55,363	125,629	(9,569)	98,517

Cash provided by (used in) financing activities		157,925	258,798	(12,706)	93,813

Effect of exchange rate changes on cash and cash equivalents		5,073	1,927	379	(146)

Net increase (decrease) in cash and cash equivalents during the period		66,508	80,200	(31,042)	(66,135)
Cash and cash equivalents, beginning of period		94,890	44,175	192,440	190,510

Cash and cash equivalents, end of period		$161,398	$124,375	$161,398	$124,375

See accompanying notes

MI DEVELOPMENTS INC.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	Note	September 30, 2003	December 31, 2002
	(unaudited)
ASSETS
Real estate properties, net	8	$1,930,585	$1,345,000
Direct financing leases	9	—	387,024
Other assets		389,979	332,472
Fixed assets, net		31,894	34,890
Cash and cash equivalents		161,398	94,890
Restricted cash		21,085	18,692
Accounts receivable		55,313	58,419
Deferred rent receivable		13,640	10,201
Prepaid expenses		13,265	8,102
Income taxes receivable		—	1,357
Future tax assets		26,986	26,054

		$2,644,145	$2,317,101

LIABILITIES AND SHAREHOLDERS' EQUITY AND MAGNA'S NET INVESTMENT
Long-term debt	10	$180,054	$138,785
Note obligations	11	208,064	67,392
Bank indebtedness	12	4,696	50,314
Accounts payable and accrued liabilities		101,674	122,405
Deferred revenue		16,720	12,422
Income taxes payable		1,520	—
Future tax liabilities		206,287	193,846
Minority interest		318,715	299,712

		1,037,730	884,876

Shareholders' equity and Magna's net investment:
Class A Subordinate Voting Shares	13	1,552,901	—
Class B Shares	13	17,893	—
Retained earnings		918	—
Currency translation adjustment		34,703	—
Magna's net investment		—	1,432,225

		1,606,415	1,432,225

		$2,644,145	$2,317,101

See accompanying notes

MI DEVELOPMENTS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in U.S. dollars and all tabular amounts in thousands unless otherwise noted)
(all amounts as at September 30, 2003 and 2002 and for the nine-month and three-month periods ended September 30, 2003 and 2002 are unaudited)

1.     DESCRIPTION OF THE BUSINESS

        MI Developments Inc. ("MID" or "the Company") is a real estate operating company engaged in the ownership, development, management, leasing and acquisition of income-producing industrial and commercial real estate properties.

        On August 19, 2003, the shareholders of Magna International Inc. ("Magna") approved spin-off transactions to list the Company as an independent company, publicly traded on the NYSE and TSX. Prior to the spin-off, Magna's net equity investment in MID was recapitalized into 47,582,083 Class A Subordinate Voting Shares and 548,238 Class B Shares of the Company. These shares were distributed to Magna's shareholders of record as at the close of business on August 29, 2003. On August 18, 2003, the Company filed a final prospectus with applicable regulatory authorities in Canada, and an amended registration statement in the United States, to qualify the Class A Subordinate Voting Shares of the Company for public trading in Canada and the United States and to qualify the Class B Shares of the Company for public trading in Canada.

        Magna's net investment in the Company for the purposes of the recapitalization was fixed on June 30, 2003 and a receivable of $1.6 million was created as a result of investment activities during the period between June 30, 2003 and August 29, 2003.

        The Company holds an investment in Magna Entertainment Corp. ("MEC"), an owner and operator of horse racetracks and a supplier of live racing content to inter-track, off-track, and account wagering markets. The Company owns approximately 59% of MEC's total equity, representing approximately 96% of the total voting power of its outstanding stock. MEC's results are consolidated with the Company's, with outside ownership accounted for as a minority interest.

2.     SIGNIFICANT ACCOUNTING POLICIES

        The unaudited interim consolidated financial statements of the Company have been prepared in U.S. dollars according to Canadian generally accepted accounting principles, following the accounting policies as set out in the Company's combined financial statements for the year ended December 31, 2002.

        The unaudited interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the Company's combined financial statements for the year ended December 31, 2002.

        In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at September 30, 2003 and the results of operations and cash flows for the nine-month and three-month periods ended September 30, 2003 and 2002.

Use of Estimates

        The preparation of the unaudited interim consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the unaudited interim consolidated financial statements. Accounting items significantly impacted by management estimates and assumptions include valuation of investments in real estate, rental revenue recognition, and stock-based compensation. Actual results could differ materially from these estimates.

Cyclicality

        MEC's business is seasonal in nature. MEC's racing revenues and operating results for any quarter will not be indicative of the racing revenues and operating results for the year. A disproportionate share of annual revenues and net income is earned in the first quarter of each year.

3.     SEGMENTED INFORMATION

        The Company's reportable segments reflect how the Company is organized and managed by senior management. The Company's operations are segmented in the Company's internal financial reports between wholly owned operations (the Real Estate Business) and publicly traded operations (MEC). The segregation of operations between wholly owned and publicly traded recognizes the fact that in the case of the Real Estate Business, the Company's management has direct responsibility for the key operating, financing and resource allocation decisions, whereas in the case of MEC, such responsibility resides with its separate board of directors and executive management.

        The Company's reporting segments are as follows:

Real Estate Business

        The Real Estate Business owns real estate assets in Canada, the United States, Mexico, Austria, Germany, the United Kingdom, Poland, the Czech Republic, Belgium and Spain. Substantially all these real estate assets are leased to, or are under development for subsequent lease to, automotive operating units of Magna. The Real Estate Business also owns certain properties that are being held for future development or sale.

MEC

        MEC currently operates or manages twelve thoroughbred racetracks, two standardbred racetracks, one racetrack that runs both thoroughbred and standardbred meets, and one greyhound track, as well as the simulcast wagering venues at these tracks. In addition, MEC operates off-track betting facilities and a national account wagering business known as "XpressBet™" and owns and operates "HorseRacing TV™", a new television channel focused exclusively on horse racing. MEC also operates two golf courses and related facilities.

	Nine-month period ended September 30, 2003
	Real Estate Business	MEC	Other	Total
STATEMENT OF INCOME
Revenues
Rental revenue from operating leases	$85,211	$—	$—	$85,211
Racetrack	—	547,298	—	547,298
Other	—	15,559	—	15,559

	85,211	562,857	—	648,068

Operating costs and expenses
Operating costs	—	484,155	—	484,155
General and administrative expenses	6,046	48,490	—	54,536
Depreciation and amortization	23,509	23,157	—	46,666
Interest expense, net	25,061	10,234	—	35,295

Operating income (loss)	30,595	(3,179)	—	27,416
Losses on disposal of real estate	(134)	—	—	(134)

Income (loss) before income taxes and minority interest	30,461	(3,179)	—	27,282
Income taxes	10,820	(487)	—	10,333
Minority interest in MEC	—	—	(1,113)	(1,113)

Net income (loss)	$19,641	$(2,692)	$1,113	$18,062

BALANCE SHEET
Real estate properties
Revenue-producing:
Under operating leases	$1,030,883	$—	$—	$1,024,876
Racetrack properties	—	505,324	—	505,324
Non-racetrack properties	—	76,452	—	76,452
Excess racetrack properties	—	102,316	—	102,316
Development properties	104,791	93,507	—	204,305
Properties held for sale	5,824	11,488	—	17,312

Real estate properties	1,141,498	789,087	—	1,930,585
Other assets	—	389,979	—	389,979
Fixed assets	177	31,717	—	31,894
All other assets	73,956	217,731	—	291,687

Consolidated total assets	$1,215,631	$1,428,514	$—	$2,644,145

CASH FLOWS
Real estate property and fixed asset additions	$72,731	$54,334	$—	$127,065

	Three-month period ended September 30, 2003
	Real Estate Business	MEC	Other	Total
STATEMENT OF INCOME
Revenues
Rental revenue from operating leases	$29,485	$—	$—	$29,485
Racetrack	—	97,956	—	97,956
Other	—	6,519	—	6,519

	29,485	104,475	—	133,960

Operating costs and expenses
Operating costs	—	101,120	—	101,120
General and administrative expenses	2,438	15,956	—	18,394
Depreciation and amortization	8,154	7,923	—	16,077
Interest expense, net	3,531	4,943	—	8,474

Operating income (loss)	15,362	(25,467)	—	(10,105)
Losses on disposal of real estate	(155)	—	—	(155)

Income (loss) before income taxes and minority interest	15,207	(25,467)	—	(10,260)
Income taxes	4,277	(9,648)	—	(5,371)
Minority interest in MEC	—	—	(6,263)	(6,263)

Net income (loss)	$10,930	$(15,819)	$6,263	$1,374

BALANCE SHEET
Real estate properties
Revenue-producing:
Under operating leases	$1,030,883	$—	$—	$1,024,876
Racetrack properties	—	505,324	—	505,324
Non-racetrack properties	—	76,452	—	76,452
Excess racetrack properties	—	102,316	—	102,316
Development properties	104,791	93,507	—	204,305
Properties held for sale	5,824	11,488	—	17,312

Real estate properties	1,141,498	789,087	—	1,930,585
Other assets	—	389,979	—	389,979
Fixed assets	177	31,717	—	31,894
All other assets	73,956	217,731	—	291,687

Consolidated total assets	$1,215,631	$1,428,514	$—	$2,644,145

CASH FLOWS
Real estate property and fixed asset additions	$4,516	$25,813	$—	$30,329

	Nine-month period ended September 30, 2002
	Real Estate Business	MEC	Other	Total
STATEMENT OF INCOME
Revenues
Rental revenue from operating leases	$36,731	$—	$—	$36,731
Income from direct financing leases	26,391	—	—	26,391
Racetrack	—	420,677	—	420,677
Other	—	13,257	—	13,257

	63,122	433,934	—	497,056

Operating costs and expenses
Operating costs	—	373,324	—	373,324
General and administrative expenses	4,687	29,333	—	34,020
Depreciation and amortization	8,598	16,684	—	25,282
Interest expense (income), net	22,216	(307)	—	21,909

Operating income	27,621	14,900	—	42,521
Gains on disposal of real estate	128	2,085	—	2,213
Dilution loss	—	—	(10,712)	(10,712)

Income (loss) before income taxes and minority interest	27,749	16,985	(10,712)	34,022
Income taxes	10,668	7,030	—	17,698
Minority interest in MEC	—	—	1,122	1,122

Net income (loss)	$17,081	$9,955	$(11,834)	$15,202

BALANCE SHEET
Real estate properties
Revenue-producing:
Under operating leases	$466,377	$—	$—	$466,377
Racetrack properties	—	294,074	—	294,074
Non-racetrack properties	—	67,848	—	67,848
Excess racetrack properties	—	89,889	—	89,889
Development properties	86,881	110,180	—	197,061
Properties held for sale	1,301	37,524	—	38,825

Real estate properties	554,559	599,515	—	1,154,074
Direct financing leases	375,412	—	—	375,412
Other assets	—	189,124	—	189,124
Fixed assets	30	31,613	—	31,643
All other assets	44,131	173,201	—	217,332

Consolidated total assets	$974,132	$993,453	$—	$1,967,585

CASH FLOWS
Real estate property and fixed asset additions	$141,018	$71,822	$—	$212,840

	Three-month period ended September 30, 2002
	Real Estate Business	MEC	Other	Total
STATEMENT OF INCOME
Revenues
Rental revenue from operating leases	$13,181	$—	$—	$13,181
Income from direct financing leases	9,840	—	—	9,840
Racetrack	—	58,328	—	58,328
Other	—	5,380	—	5,380

	23,021	63,708	—	86,729

Operating costs and expenses
Operating costs	—	66,756	—	66,756
General and administrative expenses	1,743	8,138	—	9,881
Depreciation and amortization	3,573	5,414	—	8,987
Interest expense (income), net	9,752	(121)	—	9,631

Operating income (loss)	7,953	(16,479)	—	(8,526)
Losses on disposal of real estate	—	(34)	—	(34)

Income (loss) before income taxes and minority interest	7,953	(16,513)	—	(8,560)
Income taxes	2,997	(6,771)	—	(3,774)
Minority interest in MEC	—	—	(4,027)	(4,027)

Net income (loss)	$4,956	$(9,742)	$4,027	$(759)

BALANCE SHEET
Real estate properties
Revenue-producing:
Under operating leases	$466,377	$—	$—	$466,377
Racetrack properties	—	294,074	—	294,074
Non-racetrack properties	—	67,848	—	67,848
Excess racetrack properties	—	89,889	—	89,889
Development properties	86,881	110,180	—	197,061
Properties held for sale	1,301	37,524	—	38,825

Real estate properties	554,559	599,515	—	1,154,074
Direct financing leases	375,412	—	—	375,412
Other assets	—	189,124	—	189,124
Fixed assets	30	31,613	—	31,643
All other assets	44,131	173,201	—	217,332

Consolidated total assets	$974,132	$993,453	$—	$1,967,585

CASH FLOWS
Real estate property and fixed asset additions	$99,313	$38,003	$—	$137,316

4.     DILUTION LOSS

        In April 2002, MEC completed a public offering by issuing 23 million shares of its Class A Subordinate Voting Stock for aggregate cash consideration, net of share issue expenses, of $142.4 million. The Company recognized a loss of $10.7 million from its ownership dilution, from 75% to 59%, arising from the issue. The loss incurred was not subject to income taxes as the issue was completed on a primary basis by MEC.

5.     EARNINGS PER SHARE AND RETAINED EARNINGS FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2003

        Earnings per share for the three and nine month periods ended September 30, 2003 include net income only for the period subsequent to August 29, 2003, the date when Magna's net investment was exchanged for Class A Subordinate Voting Shares and Class B shares of the Company as part of the Company's spin-off from Magna. The weighted average number of basic and fully diluted outstanding shares for the three and nine-month periods ended September 30, 2003 is calculated for the same period as earnings per share.

        For purposes of determining fully diluted earnings per share, only the rights to acquire Class A Subordinate Voting Shares that would be dilutive to earnings have been considered. A weighted average of 261,364 options to acquire Class A Subordinate Voting Shares were outstanding from August 29 to September 30, 2003. These were not included in the computation of diluted earnings per share because the exercise price was greater than the average trading price of the Class A Subordinate Voting Shares during the period, and therefore their inclusion would be anti-dilutive.

        The Company's net income was $918,000 for the period from August 30 to September 30, 2003. The basic and diluted weighted average number of shares outstanding for the same period was 48,130,321. Basic and diluted earnings per share for the three and nine-month periods ended September 30, 2003 were $0.02.

        Retained earnings reflect the operations of the Company following August 29, 2003, which was the date when Magna's net investment was fixed for the purpose of the distribution of the Company's Class A Subordinate Voting Shares and Class B Shares to Magna shareholders.

6.     DETAILS OF CASH FROM OPERATING ACTIVITIES

(a)
Items not involving current cash flows:

	Nine months ended		Three months ended
	September 30, 2003	September 30, 2002	September 30, 2003	September 30, 2002
Depreciation and amortization	$46,666	$25,282	$16,077	$8,987
Minority interest expense (recovery)	(1,113)	1,122	(6,263)	(4,027)
Straight-line rent adjustment	(2,404)	(2,618)	(637)	(1,001)
Income from direct financing leases in excess of repayments	—	(3,208)	—	(1,668)
Loss on issue of shares by MEC (note 4)	—	10,712	—	—
Future income taxes	470	5,559	(1,097)	1,092
Losses (gains) on disposal of real estate	134	(2,213)	155	34
Other	2,869	319	408	73

	$46,622	$34,955	$8,643	$3,490

  (b)
  Changes in non-cash balances:

	Nine months ended		Three months ended
	September 30, 2003	September 30, 2002	September 30, 2003	September 30, 2002
Restricted cash	$(1,164)	$11,522	$(7,051)	$(21)
Accounts receivable	11,708	(15,243)	4,110	(6,549)
Prepaid expenses and other	(3,470)	(1,149)	(1,528)	(200)
Accounts payable and accrued liabilities	(19,072)	(16,761)	24,300	(4,434)
Deferred revenue	3,264	42	1,395	1,263
Income taxes payable	(10,325)	7,471	(14,249)	(6,851)

	$(19,059)	$(14,118)	$6,977	$(16,792)

7.     BUSINESS AND PROPERTY ACQUISITIONS

  Real Estate Business

        On January 31, 2003, the Company purchased a property from Tesma International Inc. ("Tesma"), a public subsidiary of Magna, for cash consideration of $24.4 million and leased it back to Tesma under an operating lease. The property was purchased at fair market value (which was not materially different from Tesma's carrying value) and recorded at the transaction amount.

  MEC

  (i)
  On August 22, 2003, MEC completed the acquisition of a 30% equity interest in AmTote International, Inc. ("AmTote") for a total cash purchase price, including transaction costs, of $4.2 million. The transaction is subject to a customary post-closing adjustment which will occur in the fourth quarter of 2003. AmTote is a leading provider of totalisator services to the North American pari-mutuel industry and has service contracts with over 70 North American racetracks and other wagering entities. MEC's 30% share of AmTote's results of operations is accounted for under the equity method.

  (ii)
  On October 18, 2002, the shares of Flamboro Downs Holdings Limited, the owner and operator of Flamboro Downs, were acquired by Ontario Racing Inc. ("ORI"). On April 16, 2003, MEC received all necessary regulatory approvals for the acquisition of Flamboro Downs, and accordingly the shares of ORI were transferred to MEC. The results of operation of ORI were accounted for under the equity method for the period from October 18, 2002 to April 16, 2003. For the nine-month and three-month periods ended September 30, 2003, MEC general and administrative expenses included $992,000 and $249,000 respectively, of equity income from its investment in ORI.

    The purchase price, net of cash acquired, was approximately $56 million and was previously funded by MEC through a cash advance to ORI of approximately $23 million, with the remainder satisfied by ongoing payments under secured notes of approximately $33 million.

    The purchase price of this acquisition has been allocated to the assets and liabilities acquired as follows:

Non-cash working capital deficit	$(1,549)
Real estate properties and fixed assets	16,494
Other assets	56,224
Future taxes	(15,259)

Net assets acquired and total purchase price, net of cash acquired	$55,910

The purchase consideration for this acquisition is as follows:
Cash	$23,055
Issuance of secured notes	32,855

$55,910

8.     REAL ESTATE PROPERTIES

        Real estate properties consist of:

	September 30, 2003	December 31, 2002
Revenue-producing properties under operating leases:
Land	$165,435	$127,686
Buildings, parking lots and roadways — cost	1,000,755	498,824
Buildings, parking lots and roadways — accumulated depreciation	(135,308)	(110,915)

	1,030,883	515,595

Revenue-producing racetrack properties:
Land and improvements	206,962	207,338
Buildings — cost	252,828	222,661
Buildings — accumulated depreciation	(34,127)	(19,298)
Construction in progress	79,661	55,742

	505,324	466,443

Excess racetrack properties	102,316	100,285

Revenue-producing non-racetrack properties:
Land and improvements	33,321	29,186
Buildings — cost	50,583	45,041
Buildings — accumulated depreciation	(7,452)	(5,720)

	76,452	68,507

Development properties:
Land and improvements	144,682	109,483
Properties under development	53,616	68,739

	198,298	178,222

Properties held for sale	17,312	15,948

	$1,930,585	$1,345,000

        Future minimum rentals on operating leases, substantially all of which are due from Magna or its subsidiaries, to be received under non-cancelable leases in effect at September 30, 2003 are as follows:

2004	$117,537
2005	116,811
2006	115,955
2007	115,290
2008	112,196
Thereafter	822,659

$1,400,448

9.     DIRECT FINANCING LEASES

        Effective January 1, 2003, the Company amended certain leases with Magna and its subsidiaries to reduce the remaining lease terms and minimum lease payments, and replace scheduled rent increases with periodic rent increases based on a local price index. As a result of these amendments, all of the direct financing leases were reclassified as operating leases.

10.   LONG-TERM DEBT

        Effective September 25, 2003, MID entered into a $50 million credit facility agreement with the Bank of Montreal. Amounts may be drawn under this facility in either U.S. or Canadian dollars. Interest on drawn amounts is calculated based on an applicable margin determined by MID's ratio of funded debt to earnings before interest, taxes and amortization. Currently, MID is subject to the lowest applicable margin available, with drawn amounts incurring interest at the London Interbank Offering Rate ("LIBOR"), bankers' acceptance rates plus 1.25%, the U.S. base or Canadian prime lending rate plus 0.25%. MID currently pays a commitment fee of 0.30% per annum on undrawn amounts under the facility. The credit facility agreement contains negative and affirmative financial and operating covenants. The facility is unsecured and matures on September 24, 2004, at which time it may be converted into a one-year term loan. No amounts were drawn under the facility as at September 30, 2003.

        By business segment, long-term debt balances were as follows at September 30, 2003 and December 31, 2002:

	September 30, 2003	December 31, 2002
Real Estate Business	$6,670	$5,935
MEC	173,384	132,850

	$180,054	$138,785

11.   NOTE OBLIGATIONS

        In June 2003, MEC issued $150 million of 8.55% convertible subordinated notes due June 15, 2010 at par, with proceeds, net of issue expenses, of $145 million. The unsecured notes are convertible at any time at the option of the holders into shares of MEC Class A Subordinated Voting Stock at a conversion price of $7.05 per share. The conversion price may be adjusted under certain circumstances. The notes are redeemable in whole or in part, at MEC's option, on or after June 2, 2006, at the principal amount plus accrued and unpaid interest, provided that, in connection with any redemption occurring on or after June 2, 2006 and before June 2, 2008, the closing price of MEC's Class A Subordinate Voting Stock has exceeded 125% of the conversion price for at least 20 trading days in the 30 consecutive trading day period ending on the trading day prior to mailing of the notice of redemption. At September 30, 2003, all the notes remained outstanding. Interest on the notes is payable in U.S. dollars on a semi-annual basis.

        The present value of the subordinated noteholders' conversion option is included in MEC's equity. Accordingly, this amount is classified as minority interest in the Company's consolidated balance sheet.

        By business segment, note obligations were as follows at September 30, 2003 and December 31, 2002:

	September 30, 2003	December 31, 2002
Real Estate Business	$—	$—
MEC	208,064	67,392

	$208,064	$67,392

12.   BANK INDEBTEDNESS

        During the three months ended September 30, 2003, a subsidiary of MEC borrowed $4.7 million under a $10.0 million revolving credit loan facility to fund capital expenditures. The indebtedness under the facility is secured by deeds of trust on land, buildings and improvements and security interests in all other assets of the subsidiary and certain of its affiliates. The advances under the facility bear interest at either the U.S. Prime rate or the LIBOR plus 2.6%. At September 30, 2003, the interest rate applicable to outstanding advances was 3.7%.

        During the year ended December 31, 2002, MEC entered into a credit agreement with respect to a senior, unsecured revolving credit facility for $100.0 million. Under the terms of the agreement, the amount available under the credit facility was reduced to $50.0 million on April 30, 2003. The credit facility is available by way of U.S. dollar loans and letters of credit for general corporate purposes. The facility has been guaranteed by certain MEC subsidiaries, which own and operate Bay Meadows, Golden Gate Fields, Gulfstream Park, MEC Pennsylvania and The Maryland Jockey Club. As at September 30, 2003, this facility was undrawn except for letters of credit totaling $21.2 million. The credit facility was scheduled to expire on October 10, 2003, but was renewed subsequent to September 30, 2003. See note 17 to the consolidated interim financial statements.

        By business segment, bank indebtedness was as follows at September 30, 2003 and December 31, 2002:

	September 30, 2003	December 31, 2002
Real Estate Business	$—	$839
MEC	4,696	49,475

	$4,696	$50,314

13.   SHARE CAPITAL

        The Company has two classes of share capital outstanding: Class A Subordinate Voting Shares and Class B Shares. On matters presented for shareholder vote, holders of Class A Subordinate Voting Shares are entitled to one vote per share while holders of Class B Shares are entitled to 500 votes per share.

        The Company's authorized share capital consists of an unlimited number of Class A Subordinate Voting Shares, 706,170 Class B Shares and an unlimited number of Preference Shares issuable in series, all with no par value.

        All shares outstanding were issued as part of the spin-off transactions separating the Company from Magna on August 29, 2003. No shares were issued or repurchased between August 29, 2003 and September 30, 2003.

        The number and book value of shares outstanding was as follows:

	Book Value Number	(thousands)
Outstanding at September 30, 2003:
Class A Subordinate Voting Shares	47,582,083	$1,552,901
Class B Shares	548,238	17,893

14.   STOCK-BASED COMPENSATION

        (a)    On August 29, 2003, MID's Board of Directors approved the Incentive Stock Option Plan (the "MID Plan"), which allows for the grant of stock options or stock appreciation rights to directors, officers, employees, and consultants. A maximum of 2.85 million MID Class A Subordinate Voting Shares are available to be issued under the MID Plan.

        MID grants stock options to certain directors, officers, key employees and consultants to purchase MID's Class A Subordinate Voting Shares. 1/5 of options vest on the date of grant, and remaining options vest over a period of 4 years at a rate of 1/5 on each anniversary of the date of grant. Options expire on the tenth anniversary of the date of grant, subject to earlier cancellation in the events specified in the stock option agreement entered into by MID with each recipient of options.

        (b)    MEC has a Long-term Incentive Plan (the "MEC Plan"), adopted in 2000, which allows for the grant of nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock, bonus stock and performance shares to directors, officers, employees, consultants, independent contractors and agents. A maximum of 7.8 million shares of MEC Class A Subordinate Voting Stock are available to be issued under the MEC Plan, of which 6.5 million are available for issuance pursuant to stock options and tandem stock appreciation rights and 1.4 million are available for issuance pursuant to any other type of award under the MEC Plan.

        MEC grants stock options to certain directors, officers, key employees and consultants to purchase shares of MEC's Class A Subordinate Voting Stock. All such stock options give the grantee the right to purchase Class A Subordinate Voting Stock of MEC at a price no less than the fair market value of such stock at the date of grant. Generally, stock options under the Plan vest over a period of two to six years from the date of grant at rates of 1/7th to 1/3rd per year and expire on or before the tenth anniversary of the date of grant, subject to earlier cancellation in the events specified in the stock option agreement entered into by MEC with each recipient of options.

        (c)    The Company does not recognize compensation expense for outstanding fixed price stock options. Under the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3870, the Company is required to disclose compensation expense for fixed price stock options issued, assuming compensation expense for the stock option plan had been determined based upon the fair value at the grant date.

        The fair value of stock options is estimated at the date of grant using the Black-Scholes option pricing model. The Black-Scholes option valuation model used by MEC to determine fair values was developed for use in estimating the fair value of freely traded options which are fully transferable and have no vesting restrictions. In addition, this model requires the input of highly subjective assumptions, including future stock price volatility and expected time until exercise. Because MEC's outstanding stock options have characteristics which are significantly different from those of traded options, and because changes in any of the assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

Options Issued under the MID Plan

        During the three months ended September 30, 2003, 575,000 stock options were granted to directors and officers under the MID Plan, carrying an exercise price of $31.85 (Canadian) per share, which was MID's closing share price on the date prior to the grant date. At September 30, 2003, there were 575,000 MID stock options outstanding with an exercise price of $31.85 (Canadian) per share, of which 115,000 options were exercisable. The fair value of these options was estimated at the date of grant using the Black-Scholes options pricing model with the following assumptions:

Risk-free interest rate	4.0%
Expected dividend yield	1.49%
Expected volatility of Class A share price	30.2%
Weighted average expected life (years)	4 years

Options Issued under the MEC Plan

        During the nine-month period ended September 30, 2003, 640,000 MEC stock options were granted, 6,000 MEC stock options were exercised, and 653,333 MEC stock options were cancelled or expired. At September 30, 2003, there were 5,342,500 MEC stock options outstanding with exercise prices ranging from $3.91 to $9.43 per share and a weighted average exercise price of $6.20 per share. There were 3,939,477 MEC stock options exercisable at September 30, 2003, with a weighted average exercise price of $6.08 per share.

        The fair value of MEC's stock options granted in the nine-month and three-month periods ended September 30, 2003 and 2002 was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three and nine months ended
	September 30, 2003	September 30, 2002
Risk free interest rate	2.0%	3.0%
Expected dividend yield	0.84%	0.77%
Expected volatility of MEC's Class A Subordinate Voting Stock	53.4%	54.9%
Weighted average expected life (years)	4.0	4.07

Pro forma Results Under Fair Value Method

        For purposes of pro forma disclosures, the Company's net income for the nine-month and three-month periods ended September 30 would have been as follows:

	Nine months ended		Three months ended
	September 30, 2003	September 30, 2002	September 30, 2003	September 30, 2002
Net income (loss), as reported	$18,062	$15,202	$1,374	$(759)
Stock-based compensation expense — MID	(37)	—	(37)	—
Stock-based compensation expense — MEC	(2,065)	(2,117)	(303)	(711)
Minority interest in MEC stock-based compensation expense	855	762	125	294

Pro forma net income	$16,815	$13,847	$1,159	$(1,176)

Reported basic and diluted earnings per share	$0.02	$—	$0.02	$—
Effect of stock-based compensation expense	—	—	—	—

Pro forma basic and diluted earnings per share	$0.02	$—	$0.02	$—

        For purposes of pro-forma disclosures, the estimated fair value of the options is amortized to expense over the option's vesting period.

15.   TRANSACTIONS WITH RELATED PARTIES

(a)    Charges to Magna

        Substantially all rental revenue and income from direct financing leases relate to leases with Magna and its subsidiaries.

        During the year ended December 31, 2001, MEC entered into an access agreement with Magna for Magna's use of the golf course and the clubhouse meeting, dining and other facilities in Aurora, Ontario. The agreement, which expires on December 31, 2003, unless renewed by mutual agreement of the parties, stipulates an annual fee payable by Magna of $3.7 million (Cdn $4.0 million).

        Effective March 1, 1999, MEC began charging Magna an access fee for Magna's use of the golf course and related facilities in Oberwaltersdorf, Austria. The agreement, which expires on March 1, 2004, unless renewed by mutual agreement of the parties, stipulates a yearly fee payable by Magna of $2.9 million (2.5 million euros).

        During the nine-month and three-month periods ended September 30, 2003, $4.5 million and $1.5 million respectively, (2002 — $3.7 million and $1.2 million, respectively) has been recognized in revenue related to these fees.

        MEC has granted Magna a right of first refusal to purchase its two golf courses.

(b)    Charges from Magna

        During the nine-month and three-month periods ended September 30, 2003, the Company incurred $24.8 million and $3.5 million respectively, of interest charges (2002 — $22.9 million and $10.0 million, respectively) from Magna.

(c)    Other

        Mr. F. Stronach and Ms. B. Stronach, Magna's Chairman of the Board, and President and Chief Executive Officer, respectively, and two other members of their family are trustees of the Stronach Trust. The Stronach Trust controls Magna through the right to direct the votes attaching to 66% of Magna's Class B Shares, and controls the Company through the right to direct the votes attaching to 66% of the Company's Class B Shares.

        Included in accounts receivable at September 30, 2003 are amounts due from Magna and its subsidiaries in the amount of $12.9 million (December 31, 2002 — $4.7 million). At December 31, 2002, amounts due to Magna and its subsidiaries in the amount of $8.5 million were included in accounts payable and accrued liabilities.

16.   COMMITMENTS AND CONTINGENCIES

(a)
In connection with its acquisition of a controlling interest in The Maryland Jockey Club, Maryland Racing, Inc. ("MRI"), a wholly-owned subsidiary of MEC, has agreed with the Maryland Racing Commission to spend a minimum of $5.0 million by August 31, 2003, an additional $5.0 million by December 31, 2003, and an additional $5.0 million by June 30, 2004 on capital expenditures and renovations at Pimlico Race Course, Laurel Park, Bowie Training Center and their related facilities and operations. At September 30, 2003, MRI has spent $2.8 million and the remaining $2.2 million, which was required to be spent by August 31, 2003, was placed in an escrow account.

(b)
In connection with its acquisition of a controlling interest in The Maryland Jockey Club, MEC has an obligation to pay $18.3 million on exercise of either the put or call options for the remaining interest in The Maryland Jockey Club. At September 30, 2003, this obligation has been reflected on the condensed consolidated balance sheet as long-term debt due after one year.

(c)
Although MEC is considering a major redevelopment of its Gulfstream Park racetrack in Florida (the "Gulfstream Park Redevelopment"), it has deferred a decision on the project at the present time. Should it proceed as currently contemplated, the Gulfstream Park Redevelopment would include a simulcast pavilion, a sports and entertainment arena and a new turf club and grandstand. In addition, there would be significant modifications and enhancements to the racetracks and stable areas. If completed, the Gulfstream Park Redevelopment would require the demolition of a substantial portion of the current buildings and related structures, which include the grandstand and turf club. The aggregate carrying value at September 30, 20031 of the assets that would be demolished if the Gulfstream Park Redevelopment were completed is approximately $21.4 million. If MEC decides to proceed with the Gulfstream Park Redevelopment and obtains the approval of its Board of Directors, a reduction in the expected life of the existing assets would occur and a write-down would be necessary.

(d)
MEC is currently in the process of performing annual impairment tests on goodwill and other intangible assets under CICA Handbook Section 3062, "Goodwill and Other Intangible Assets", and on long-lived assets as under CICA Handbook Section 3063, "Impairment of Long-Lived Assets". Certain of MEC's operating subsidiaries have not met business plan expectations, have experienced negative earnings before interest, income taxes, depreciation and amortization over the past several years, or have not previously been tested for impairment because they had just been acquired or recently commenced operations. Impairment tests will be conducted in the fourth quarter of 2003, after the completion of MEC's annual business planning process. Neither MEC nor MID has yet determined the impact, if any, of these tests on either company's consolidated financial statements.

17.   SUBSEQUENT EVENT

        On October 10, 2003, MEC's $50 million senior revolving credit facility was amended and extended for one year. The credit facility is available by way of U.S. dollar loans and letters of credit for general corporate purposes. Loans under the facility are secured by a first charge on the assets of Golden Gate Fields and a second charge on the assets of Santa Anita Park and are guaranteed by certain MEC subsidiaries which own and operate Golden Gate Fields, Gulfstream Park and Santa Anita Park and operate Bay Meadows. The credit facility expires on October 8, 2004, unless extended with the consent of both parties to the credit agreement.

        Loans under the credit facility bear interest at either the U.S. Base Rate or LIBOR plus a margin based on MEC's ratio of debt to earnings before interest, taxes, depreciation and amortization. At September 30, 2003, there were no borrowings under MEC's senior revolving credit facility, but letters of credit totaling $21.2 million had been issued under the facility.

QuickLinks

NOTES TO PRO FORMA CONSOLIDATED STATEMENTS OF INCOME
CONSOLIDATED STATEMENTS OF INCOME
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS AND MAGNA'S NET INVESTMENT
CONSOLIDATED STATEMENTS OF CASH FLOWS
CONSOLIDATED BALANCE SHEETS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS